CONCORDIA INTERNATIONAL CORP

Q1 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

MAY 9, 2017

The following Management’s Discussion and Analysis (“MD&A”) summarizes Concordia International Corp.’s (“Concordia” or the “Company”, or “we” or “us” or “our”) consolidated operating results and cash flows for the three months ended March 31, 2017 and 2016 and the Company’s balance sheet as at March 31, 2017 with a comparative period to December 31, 2016. The MD&A was prepared as of May 9, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three months ended March 31, 2017 and the consolidated financial statements and MD&A for the year ended December 31, 2016. Financial information in this MD&A is based on financial statements that have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per Great British pound (£)
As at, and for the periods ended	Spot	Average
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438
January 1, 2017 to March 31, 2017	1.2489	1.2387

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). See “Forward-Looking Statements” for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the “Risk Factors” set out in Concordia’s Annual Information Form dated March 15, 2017 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission (“SEC”), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See “Results of Operations”, "Segment Revenue and Gross Profit", “Selected Quarterly Financial Information”, and “Non-IFRS Financial Measures”.

Forward-looking Statements
Certain statements contained in this MD&A constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management (“Management”). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

Concordia Management's Discussion and Analysis	Page 2

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company's ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	the Company's business priorities, long-term growth strategy and/or stabilization programs or initiatives;

•	changes in regulatory rules or practices in the U.S., United Kingdom or in other jurisdictions in which the Company sells products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary status, as well as the impact on the price of the Company’s products in connection therewith; and

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other factors:

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the ability of the Company to stabilize its business;

•	the ability of the Company to implement and successfully achieve its business priorities in order to stabilize the Company's business and financial condition;

•	the ability of the Company to complete its long-term growth strategy and/or not being delayed in completing such strategy;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the timely receipt of any required regulatory approvals;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration (“FDA”), the U.K. Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•	reliance on third party distributors to distribute the Company's products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Company’s products;

Concordia Management's Discussion and Analysis	Page 3

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

•
the impact of the United Kingdom's referendum through which voters supported a withdrawal from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated;

•
the impact of the recently enacted UK Health Service Medical Supplies (Costs) Act on the Company's business, including, without limitation, the pricing of the Company's products in the United Kingdom; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading “Risk Factors” in the Annual Information Form dated March 15, 2017).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading “Risk Factors” in the Annual Information Form dated March 15, 2017, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s common shares to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 15, 2017, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from

Concordia Management's Discussion and Analysis	Page 4

time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position, liquidity and future outlook.

Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

Concordia Management's Discussion and Analysis	Page 5

Business Overview and Segments
Concordia is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. As part of the Company's evolving corporate strategy, Management changed the composition of the Company's reporting segments and the manner in which operating results are reported. The Company previously had three reporting segments: Concordia International, Concordia North America and Orphan Drugs. The results from the former Orphan Drugs segment are now aggregated with the results of the former Concordia North America segment. The Company now has two reporting segments, which consist of Concordia North America and Concordia International, in addition to its Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CXR” and on the NASDAQ Global Select Market® under the symbol “CXRX”.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of lung cancer. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network in the United States, except for distribution of Photofrin® in the United States territory, which distribution is completed by an affiliate of the Company.
Concordia International
Concordia International is comprised of the Concordia International (Jersey) Limited (formerly known as Amdipharm Mercury Limited) group of companies ("Concordia International") acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

Concordia Management's Discussion and Analysis	Page 6

Recent Events
Events during the first quarter of 2017
Management and Board of Directors Change
On April 26, 2017, the Company announced that it appointed David Price as its new Chief Financial Officer, effective May 15, 2017.
On May 4, 2017, the Company announced the appointment of Frank Perier and Itzhak Krinsky to the board of directors of the Company (the "Board").
Other recent events
Business Impact in Relation to Brexit
On June 23, 2016, the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). On March 29, 2017, the United Kingdom delivered notice to the European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union. The Company understands that the timeframe for the negotiated withdrawal of the United Kingdom from the European Union is approximately two (2) years from the date of the withdrawal notification. However, as no member state has formally withdrawn from the European Union in the past, there is no precedent for the operation of Article 50 and, as a result, the timing and outcome of Brexit continues to be uncertain at this time. In addition, the United Kingdom is holding a general election on June 8, 2017 and the results of this election may impact the timing and outcome of any such withdrawal. The Company's Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to Brexit, including the impact resulting from currency market movements. Refer to the "Liquidity and Capital Resources" and "Lending Arrangements and Debt" sections of this MD&A for further details on the Company's current assessment of the foreign currency impact to the Company's financial operations as a result of the Brexit vote. In addition, please refer to the "Risk Factors" section of the Company's Annual Information Form dated March 15, 2017.
Business Impact in Relation to the UK Health Service Medical Supplies (Costs) Act 2017 (the "Act")
The Act received Royal Assent on April 27 2017.  The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies.  The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act and its impact on its business. Please refer to the "Liquidity and Capital Resources" section of this MD&A and the "Risk Factors" section of the Company's Annual Information Form dated March 15, 2017.
Senior Secured Notes Offering
On October 13, 2016, the Company issued $350 million of Senior Secured First Lien Notes at par (the “Secured Notes”). The Secured Notes have a term of five and a half years maturing on April 1, 2022. The Secured Notes bear an interest rate of 9% per annum paid semi-annually. Refer to the "Lending Arrangements and Debt" section of the Company's MD&A for the year ended December 31, 2016, dated March 15, 2017 (the "2016 Annual MD&A"), for further detail on the Secured Notes.
Cross Currency Swaps
On August 17, 2016, the Company entered into a cross currency swap agreement (the "August Swap Agreement") in order to reduce the Company’s exposure to exchange rate fluctuations between the Great British pound (“GBP” or “£”) and the US dollar (“USD”). The pay fixed GBP / receive fixed USD cross currency swap has a principal amount of USD$382 million and effectively converts this amount of Concordia’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million. The maturity date of the August Swap Agreement is April 15, 2023.
On November 3, 2016, the Company entered into a second cross currency swap agreement (the "November Swap Agreement") in order to reduce the Company’s exposure to exchange rate fluctuations between GBP and the USD. The pay fixed GBP / receive fixed USD cross currency swap has a principal amount of USD$350 million and was entered into to effectively convert Concordia’s USD debt obligation associated with the Secured Notes into a GBP obligation in the amount of approximately GBP 287 million. The maturity date of the November Swap Agreement is April 1, 2022.

Concordia Management's Discussion and Analysis	Page 7

Asset Impairments
During the fourth quarter of 2016, the Company recorded total impairments of $562,105, of which $306,938 related to its North America segment product portfolio and $255,167 related to its International segment product portfolio. The International segment impairment included $196,697 related to its acquired product rights and manufacturing processes and $58,470 related to acquired in-process research and development ("IPR&D") from a business combination where certain projects have either been abandoned or there are updated forecasts reflecting changes in the competitive environment.
During the second quarter of 2016, the Company recorded impairments of $567,076 related to certain intangible asset product rights associated with its North America segment.
Refer to the "Corporate and Other Costs" section of the 2016 Annual MD&A for further details of these impairments.
Management and Board of Director Change
On November 2, 2016, the Company announced that its board of directors (the "Board") appointed Allan Oberman as the Chief Executive Officer of the Company and appointed Jordan Kupinsky as the non-executive Chairman of the Board. The new appointments were effective November 8, 2016.

On December 28, 2016, the Company announced that the President of the Concordia International segment, John Beighton, would retire from his management position, but would continue to act as a member of the board of directors of a significant subsidiary within the Concordia International segment, where he would continue to be available to provide strategic advice to the Company's international business. The Managing Director for the Concordia International segment, Graeme Duncan, replaced Mr. Beighton becoming President of the Concordia International segment effective January 1, 2017.
Product Acquisitions
On May 12, 2016, Concordia International, through certain of its subsidiaries, entered into an agreement to acquire four products and the associated global product rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were paid on February 6, 2017. The transaction closed on June 1, 2016.

Concordia Management's Discussion and Analysis	Page 8

Results of Operations

For the three months ended (in $000's, except per share data)	Mar 31, 2017	Mar 31, 2016
Revenue	160,557	228,535
Gross profit	115,415	159,852
Gross profit %	72%	70%
Adjusted gross profit (1)	115,726	178,495
Adjusted gross profit % (1)	72%	78%
Total operating expenses	97,049	104,902
Operating income from continuing operations	18,366	54,950

Income tax expense (recovery)	4,739	(1,613)
Net loss from continuing operations	(78,824)	(4,801)

Loss per share, from continuing operations
Basic	(1.54)	(0.09)
Diluted	(1.54)	(0.09)

Loss per share, including discontinuing operations
Basic	(1.54)	(0.10)
Diluted	(1.54)	(0.10)

EBITDA (1)	56,932	108,952
Adjusted EBITDA (1)	84,242	140,848
Adjusted EPS (1)	0.22	1.35
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

Revenue for the three months ended March 31, 2017 decreased by $67,978, or 30%, compared to the corresponding period in 2016. This decrease was primarily due to a $46,794 decrease in revenue from the Concordia North America segment primarily as a result of competitor generic product launches that occurred during the second half of 2016 and other competitive market place pressures, and a $21,184 decrease in revenue from the Concordia International segment primarily as a result of unfavorable movements in foreign exchange rates and lower revenue from the segment's generic portfolio products. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the three months ended March 31, 2017 decreased by $44,437, or 28%, compared to the corresponding period in 2016 primarily due to the impact of the factors described above. The increase in gross profit percentage of 2%, is primarily due to the first quarter of 2016 including $18,643 within cost of sales related to a non-cash inventory fair value adjustment arising as a result of acquired inventory from business acquisitions. Excluding the impact of these non-cash inventory adjustments, the gross profit percentage decreased by 6% primarily due to a change in the mix of product sales within both the Concordia North America segment and Concordia International segment. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Operating expenses for the three months ended March 31, 2017 decreased by $7,853, or 7%, compared to the corresponding period in 2016. Operating expenses were lower primarily due to $8,133 lower change in fair value of purchase consideration, $5,405 lower share based compensation expense and $3,561 lower selling and marketing costs. For a further detailed description of operating expenses, refer to the "Corporate and Other Costs" section of this MD&A.

Concordia Management's Discussion and Analysis	Page 9

Operating income from continuing operations for the three months ended March 31, 2017 decreased by $36,584 compared to the corresponding period in 2016 due to the decrease in gross profit as described above, partially offset by the decreased operating expenses.
The current income tax expense recorded for the three months ended March 31, 2017 decreased by $2,721, compared to the corresponding period in 2016. Income taxes were lower primarily due to the impact of foreign exchange on the Concordia International segment. The deferred income tax net recovery recorded for the three months ended March 31, 2017 decreased by $9,073, and is mainly the result of: the reversal of certain deferred tax liabilities in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain assets due to their impairment and/or changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse.

The net loss from continuing operations for the three months ended March 31, 2017 was $78,824, and EPS loss was $1.54 per share. Significant components comprising the net loss are fair value gains and losses on derivative contracts of $27,314, and the deduction of other significant cash and non-cash expenses which include, but are not limited to, interest and accretion expense of $92,291 offset by operating income of $18,366. Refer to the "Corporate and Other Costs" section of this MD&A for further information related to expenses impacting net loss.
EBITDA is higher than the net loss from continuing operations as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation). EBITDA for the three months ended March 31, 2017 decreased by $52,020, compared to the corresponding period in 2016. The decrease in EBITDA was primarily due to $44,437 lower gross profit earned and $27,314 higher fair value loss on derivative contracts during the first quarter of 2017 compared to the corresponding period in 2016, offset by $3,561 lower selling and marketing costs and $5,405 lower share based compensation expense over the same period.
Adjusted EBITDA is higher than EBITDA, as it excludes: impairments; fair value adjustments to acquired inventory; acquisition related, restructuring and other costs; share-based compensation; initial exchange listing expenses; change in fair value of purchase consideration; foreign exchange loss (gain); unrealized foreign exchange loss (gain); unrealized loss on derivative contract liabilities; and legal settlements and related legal costs (refer to the "Non-IFRS Financal Measures" section of this MD&A for a full reconciliation and description of these expenses). Adjusted EBITDA for the three months ended March 31, 2017 decreased by $56,606, or 40%, compared to the corresponding period in 2016 primarily due to a decline related to the Concordia North America segment combined with the impact of unfavorable movements in foreign exchange rates and generic competition impacting the Concordia International segment. Adjusted EBITDA by segment was $26,639 from Concordia North America and $63,241 from Concordia International. In addition the Company incurred $5,638 of Corporate costs related to the Corporate Head Office.

Concordia Management's Discussion and Analysis	Page 10

Segment Revenue and Gross Profit
Segment change
As disclosed in the "Business Overview and Segments" section of this MD&A, the Company changed the composition of its reporting segments during the first quarter of 2017. As a result, the Company has presented prior period segment information to conform with the current period presentation by aggregating the 2016 segment information of the Concordia North America segment with the segment information of the Orphan Drugs segment, into a single reporting segment, entitled, "Concordia North America".
Concordia North America

For the three months ended (in $000's)	Mar 31, 2017	Mar 31, 2016
Revenue	41,828	88,622
Cost of sales	7,641	12,015
Gross profit	34,187	76,607
Gross profit %	82%	86%
Revenue for the three months ended March 31, 2017 decreased by $46,794 or 53%, compared to the corresponding period in 2016. The decrease was primarily due to: a $21,184 decrease in revenue from Plaquenil® authorized generic, resulting from a loss of market share and competitive pressures; a $11,401 decrease in revenue from Lanoxin®; a $6,343 decrease in revenue from Donnatal®, resulting from a loss of market share and competitive pressures which includes continued pressure from a non-FDA approved product being distributed by a third party; and a $6,328 decrease in revenue from Nilandron® due to the launch of generic competition during the second half of 2016.
Cost of sales for the three months ended March 31, 2017 decreased by $4,374, or 36%, compared to the corresponding period in 2016. The decrease in cost of sales is primarily due to volume losses.
Gross profit for the three months ended March 31, 2017 decreased by $42,420, or 55% primarily due to lower revenue as described above.
Gross profit as a percentage of revenue decreased by 4% compared to the corresponding period in 2016. The decrease was primarily due to the loss of revenue from Plaquenil® authorized generic, Donnatal® and Nilandron®.
Concordia International

For the three months ended (in $000's)	Mar 31, 2017	Mar 31, 2016
Revenue	118,729	139,913
Cost of sales	37,501	56,668
Gross profit	81,228	83,245
Gross profit %	68%	59%
Adjusted Gross Profit (1)	81,539	101,888
Adjusted Gross Profit %(1)	69%	73%
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see “Non-IFRS Financial Measures” section of this MD&A.
Revenue for the three months ended March 31, 2017 decreased by $21,184 or 15%, compared to the corresponding period in 2016. The decrease was primarily due to a $19,116 decrease in revenue as a result of the foreign currency impact of the GBP weakening against the USD compared to the corresponding period in 2016. The primary drivers of the remaining decline were a $3,657 decrease in hydrocortisone, a $3,492 decrease in prednisolone and a $2,655 decline in levothyroxine sodium due to competitive pressures. These decreases were partially offset by smaller increases over the same quarter in the prior year in certain molecules including cyclizine hydrochloride, codeine phosphate + paracetomol and biperiden hydrochloride.

Concordia Management's Discussion and Analysis	Page 11

Cost of sales for the three months ended March 31, 2017 decreased by $19,167, or 34%, compared to the corresponding period in 2016. The decrease in cost of sales is primarily due to the corresponding period in 2016 including a non-cash inventory fair value adjustment related to the acquisition of the Concordia International segment of $18,643. Excluding the impact of this adjustment, cost of sales were consistent with the corresponding period in 2016.
Gross profit for the three months ended March 31, 2017 decreased by $2,017, primarily due to the factors described above.
Adjusted gross profit for the three months ended March 31, 2017 decreased by $20,349, or 20%, compared to the corresponding period in 2016. The decrease in adjusted gross profit is primarily due to a decline in revenue as described above as well as a shift in product mix from solus and generic products to promoted products with lower margins.

Concordia Management's Discussion and Analysis	Page 12

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

For the three months ended (in $000's)	Mar 31, 2017	Mar 31, 2016
General and administrative	13,748	15,467
Selling and marketing	9,752	13,313
Research and development	7,984	8,867
Acquisition related, restructuring and other	5,216	3,548
Share-based compensation	2,952	8,357
Amortization of intangible assets	56,717	46,595
Depreciation expense	488	430
Change in fair value of purchase consideration	192	8,325
Interest and accretion expense	92,291	68,341
Interest income on derivative financial instrument	(18,479)	—
Fair value loss on derivative contracts	27,314	—
Foreign exchange (gain) loss	990	(1,391)
Unrealized foreign exchange gain	(9,665)	(5,586)
Total	189,500	166,266
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three months ended March 31, 2017 decreased by 11% as a result of cost saving initiatives being undertaken by the Company as well as favourable movements in foreign exchange rates.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the three months ended March 31, 2017 decreased by $3,561, or 27%, compared to 2016. These costs have decreased primarily due to the termination of the previous higher cost Donnatal® contract sales force, which has been replaced by a co-promotion agreement with RedHill Biopharma Ltd., as well as the favourable foreign exchange impact of selling and marketing costs incurred within the Concordia International segment.
Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three months ended March 31, 2017 decreased by $883, or 10%, compared to the corresponding period in 2016. This decrease is due to cost saving initiatives undertaken by the Company to move certain external costs previously incurred within the Concordia North America segment to the Company's centre of excellence in Mumbai, India.
Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the three months ended March 31, 2017 were $5,216, representing an increase of 47% compared to the corresponding period in 2016. The increase from 2016 was primarily due to $1,617 of legal related costs incurred during the first quarter of 2017 related to the on-going UK Competition and Market Authority investigation within the Concordia International segment. Refer to the "Contingency" section of this MD&A for further details. In addition, the Company incurred $1,424 of costs related to severance, and $2,175 total other restructuring and integration costs related primarily to alignment of contract manufacturing and distribution agreements.

Concordia Management's Discussion and Analysis	Page 13

Share Based Compensation
The share based compensation expense relates to the fair value of share-based option, restricted share unit (“RSU”) and deferred share unit ("DSU") awards to employees, management and directors of the Company. Share based compensation during the three months ended March 31, 2017 was $2,952. The decrease in the expense of $5,405 for the period is primarily due to the impact of the staged vesting of the 1,009,000 stock options granted to Concordia International senior management on December 11, 2015 resulting in a higher expense in 2016, as well as higher costs incurred during the first quarter of 2016 for the former CFO and former CEO.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
Amortization of intangible assets was $10,122 higher for the three months ended March 31, 2017 compared to the corresponding period in 2016. The higher expense is a result of the Company's change in accounting estimate with respect to amortizing intangible assets in the Concordia North America segment. The expense for the three months ended March 31, 2017 of $56,717 is comprised of the following amounts:

•	Amortization related to acquired product rights and manufacturing processes for the three months ended March 31, 2017 was $49,237;

•
Amortization related to distribution and supplier contracts for the three months ended March 31, 2017 was $6,902. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the three months ended March 31, 2017 was $578
Changes in Fair Value of Purchase Consideration
The change in the fair value of purchase consideration recorded during the three months ended March 31, 2017 was a loss of $192 primarily due to the impact of discounting and other changes in fair value.
Interest and Accretion
Interest and accretion expenses for the three months ended March 31, 2017 were $92,291, representing an increase of $23,950 compared to the corresponding period in 2016. The interest and accretion expenses for the period were comprised primarily of the following amounts:

•
Interest expenses payable in cash for the three months ended March 31, 2017 were $65,746, which was $5,283 higher than the corresponding period in 2016 due to the increase in long term debt obligations arising from the Secured Notes offering, partially offset by a favourable GBP foreign exchange rate lowering the interest expense of the Company's GBP denominated term loan;

•
Total non-cash accretion and amortization of deferred financing costs of $7,461. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•
Interest expense related to the cross currency swaps of $18,303, that were entered into during the third and fourth quarters of 2016 (refer to the "Interest Income on Derivative Financial Instrument" section below for offsetting interest income).

Interest Income on Derivative Financial Instrument
Interest income for the three months ended March 31, 2017 was $18,479. The interest income is a result of the August Swap Agreement and November Swap Agreement that were entered into during the third and fourth quarters of 2016, respectively. The interest income on the cross currency swaps is related to the interest expense described above of $18,303 on the cross currency swaps, resulting in a net $176 of interest income from these contracts.
Fair value loss on Derivative Contracts
The fair value loss on derivative contracts for the three months ended March 31, 2017 was $27,314. The fair value loss is a result of movements in forward rates between GBP and USD from December 31, 2016 to March 31, 2017 related to the August Swap Agreement and November Swap Agreement.
Foreign Exchange Loss and Unrealized Foreign Exchange Gain
Foreign exchange loss for the three months ended March 31, 2017 was $990.
Unrealized foreign exchange gain for the three months ended March 31, 2017 was $9,665.  The primary component of the foreign exchange gain is a result of IFRS requiring that inter-company trading balances denominated in a currency other than the functional currency of an entity being retranslated with the exchange differences flowing through the consolidated statement of loss with the off-set within other comprehensive income (loss).

Concordia Management's Discussion and Analysis	Page 14

The foreign exchange translation impact of Concordia International is recorded within other comprehensive loss. During the three months ended March 31, 2017, there was a total of $22,097 foreign exchange gains, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $7,778 of foreign exchange losses associated with the translation of the Company's GBP denominated loan. This off-set demonstrates that a portion of the Company's foreign currency translation is naturally hedged through the relationship described above.

Concordia Management's Discussion and Analysis	Page 15

Selected Quarterly Financial Information

For the three months ended (in $000’s, except per share amounts)	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015
Revenue	160,557	170,408	185,504	231,712	228,535	191,908	93,005	75,198
Gross profit	115,415	120,464	137,034	177,607	159,852	115,727	84,953	68,966
Adjusted Gross profit (1)	115,726	120,858	138,540	178,476	178,495	149,659	84,953	68,966
Operating income (loss)	18,366	(524,962)	42,636	(514,931)	54,950	1,852	44,520	24,274
Net income (loss), continuing operations	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)	(31,455)	1,496	(3,252)

Cash	336,156	397,917	162,616	145,341	178,516	155,448	670,548	137,250
Total assets	3,619,665	3,731,574	4,229,695	4,349,554	5,197,586	5,282,259	2,460,116	1,938,452
Total liabilities	4,058,725	4,109,147	3,928,646	3,982,125	4,111,596	4,126,051	1,430,919	1,378,661

EBITDA (1)	56,932	(569,997)	30,213	(454,285)	108,952	50,087	53,368	31,387
Adjusted EBITDA (1)	84,242	80,508	104,444	142,344	140,848	120,121	71,376	54,924

Earnings (Loss) per share
Basic	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)
Diluted	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)	0.04	(0.10)
Adjusted (1)	0.22	0.13	0.69	1.38	1.35	1.24	1.37	1.11
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions see the “Non-IFRS Financial Measures” section of this MD&A. For the relevant reconciliation to reported results, see the “Non-IFRS Financial Measures” section of this MD&A for the first quarter of 2017 and corresponding period in 2016, and for other periods presented, refer to previous publicly filed MD&As.
During the quarterly periods presented above, the Company has experienced significant change. Over the 12 month period from the second quarter of 2015 to 2016 detailed above, the Company had undergone substantial growth through business acquisitions, as previously disclosed during those periods. Since the second quarter of 2016 to the first quarter of 2017, the business experienced downward business pressures. The primary drivers of the business pressures include the impact of foreign exchange movements on the operating results of the Concordia International segment subsequent to the second quarter of 2016, as well as additional competition entering the market during the fourth quarter of 2016 which resulted in an impairment charge during the fourth quarter for the Concordia International segment, which had a direct impact on net income (loss) continuing operations and EBITDA. Additionally, within the Concordia North America segment, the Company faced increasing product competition. These factors contributed to the Company recording impairment charges for the Concordia North America segment during the second and fourth quarters of 2016, and resulted in lower gross margins from the Concordia North America segment. In the following paragraphs below, Management has focused their analysis on comparing to the most recent quarters presented above in order to describe the most current trends that have occurred within the business.
Revenues in the first quarter of 2017 were $160,557 which consisted of $41,828 from the Concordia North America segment, and $118,729 from the Concordia International segment. The decrease in revenue when compared to the fourth quarter of 2016 was driven by a $9,957, or 8%, decrease in revenue from the Concordia International segment, partially offset by a $106 increase in revenue from the Concordia North America segment. Revenue from the Concordia International segment decreased primarily due to the impact of continued competition on generic product revenue. The primary drivers of the decline were a decrease in fusidic acid of $3,641, a decrease of $3,166 in prednisolone and a decrease of $2,389 in trazadone.  These decreases were partially offset by smaller increases in certain molecules including cylizine hydrochloride and biperiden hydrochloride. The Concordia North America segment net increase is primarily due to revenue increases from authorized generic product revenue, partially offset by continued competitive pressures on the segment's key products including Donnatal® and Plaquenil®. Donnatal® continues to experience competitive pressure from a non-FDA approved product being distributed by a third party. Refer to the "Litigation and Arbitration" section of this MD&A for further details with respect to these non-FDA approved products.

Concordia Management's Discussion and Analysis	Page 16

Gross profit and adjusted gross profit in the first quarter of 2017 decreased by $5,049 and $5,132, respectively, compared to the fourth quarter of 2016.
Net loss from continuing operations for the first quarter of 2017 compared to the fourth quarter of 2016, decreased by $584,937. The decrease in net loss is due to $548,377 lower operating expenses primarily due to impairment charges of $562,105 recorded during the fourth quarter of 2016. Refer to the "Corporate and Other Costs" section of the 2016 Annual MD&A for further details with respect to these impairments.
Net loss from continuing operations in the first quarter of 2017 was $78,824 compared to Adjusted EBITDA of $84,242. Significant components comprising the difference between these two amounts is a result of $92,291 of interest and accretion expense, $56,717 amortization of intangible assets, $2,952 of share based compensation expense, $5,216 of acquisition related, restructuring and other costs, and $9,665 of unrealized foreign exchange gain (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation of net loss to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the first quarter of 2017 of $84,242 consisted of $26,639 related to Concordia North America, $63,241 related to Concordia International, and $5,638 related to Corporate expenses. The increase of total adjusted EBITDA of $3,734 in the first quarter of 2017 compared to the fourth quarter of 2016 is primarily due to lower selling and marketing costs as described above.

Concordia Management's Discussion and Analysis	Page 17

Balance Sheet Analysis

As at	Mar 31, 2017	Dec 31, 2016	Change
			$	%
Working capital	411,703	517,297	(105,594)	(20)%
Long-lived assets	2,970,474	2,993,016	(22,542)	(1)%
Other long-term assets	6,405	24,534	(18,129)	(74)%
Other current liabilities	127,358	226,332	(98,974)	(44)%
Long-term liabilities	3,700,284	3,686,088	14,196	—%
Shareholder's deficit	(439,060)	(377,573)	(61,487)	16%
Working capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, and provisions. The $105,594 decrease in working capital from December 31, 2016 to March 31, 2017 is primarily due to the following factors:

•
Cash and cash equivalents decreased by $61,761 primarily due to cash outflows used in financing activities, which includes the £72 million (plus interest of approximately £2 million) final payment of the earn-out payable to the vendors of Concordia International and the £7 million earn-out payment related to the Products Acquisition offset by cash inflows from operating activities, as further discussed in the "Liquidity and Capital Resources" section of this MD&A;

•
Accounts receivable decreased by $20,012. Concordia North America accounts receivable decreased by $11,677 primarily due to the timing of returns and other provisions taken by customers as well as a $1,582 bad debt provision recorded during the first quarter of 2017. The $8,335 decrease in accounts receivable in the Concordia International segment is primarily due to lower sales during the first quarter of 2017 compared to the fourth quarter of 2016;

•	Other current assets decreased by $1,927 primarily due to the receipt of indirect taxes as well as a reduction of inventory related vendor deposits within the Concordia North America segment; and

•
Accounts payable and accrued liabilities increased by $36,315. The increase in accounts payable and accrued liabilities is primarily due to an increase in interest payable on the Company's long-term debt of $21,466 due to the interest on the Company's senior notes being paid semi-annually, in April and October for the 7% senior notes, and June and December for the 9.5% senior notes, of each year. Additionally, interest payable on the cross currency swaps entered into during 2016 increased by $18,303 due to the timing of the semi-annual payments. These increases are partially offset by $5,566 lower other accrued liabilities as at March 31, 2017.

Offset primarily by:

•	Interest receivable of $38,490 increased by $18,046 due to interest receivable on the cross currency swaps entered into during 2016; and

•	Provisions decreased by $1,959. The decrease is primarily due to the timing of returns and other provisions taken by customers and change in sales mix during the period.
Long-lived assets
Long-lived assets consist of fixed assets, intangible assets and goodwill. During the first quarter of 2017, the Company did not record any impairments related to its intangible assets or goodwill. The $22,542 decrease in long-lived assets from December 31, 2016 to March 31, 2017 is primarily due to the following factors:

•	Intangible amortization recorded during 2017 of $56,717.
Offset primarily by:

•
A $34,073 increase due to foreign exchange translation of the intangible assets and goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.2305 as at December 31, 2016 to 1.2489 as at March 31, 2017.

Other long-term assets
Other long-term assets consist of derivative financial instruments and deferred income tax assets. The $18,129 decrease in other long-term assets from December 31, 2016 to March 31, 2017 is primarily due to a $18,839 decrease in value of the derivative financial instrument based on the fair value related to foreign currency movements. Refer to the "Lending Arrangements and Debt' section.

Concordia Management's Discussion and Analysis	Page 18

Other current liabilities
Other current liabilities consist of income taxes payable, the current portion of long-term debt and purchase consideration payable. The $98,974 decrease from December 31, 2016 to March 31, 2017 is primarily due to the following factors:

•
The current portion of purchase consideration payable decreased by $101,678 during the three months ended March 31, 2017 primarily due to the earn-out payments related to the acquisition of the Concordia International segment and the Products Acquisition described above being made during the first quarter of 2017.

Offset primarily by:

•
A $2,474 income taxes payable increase primarily due to the expense of $5,986 incurred for the three months ended March 31, 2017, offset primarily by $5,240 of income taxes paid during the three months ended March 31, 2017 and the impact of foreign exchange.

Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, derivative financial instruments, other liabilities and deferred income tax liabilities. The $14,196 increase in long term liabilities from December 31, 2016 to March 31, 2017 is primarily due to the following factors:

•
The long-term portion of debt increased by $5,536 due to $7,393 amortization of deferred financing costs and $9,151 as a result of the foreign exchange impact of the Company's GBP term loan, offset by $10,778 of contractual repayments; and

•	An increase of $8,776 in the foreign currency forward contract liability as a result of the cross currency swaps entered into during the third and fourth quarters of 2016.
Shareholders’ deficit
Shareholders’ deficit increased by $61,487 from December 31, 2016 to March 31, 2017. The increase is primarily related to:

•	A net loss for the three months ended March 31, 2017 of $78,824.
Offset primarily by:

•	A net foreign exchange impact of $14,380 from the translation of the Concordia International segment, the cross currency swaps and the GBP denominated term loan; and

•	A $2,952 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related reversal of deferred income tax assets.

Concordia Management's Discussion and Analysis	Page 19

Liquidity and Capital Resources
The Company manages its capital structure to fund its ongoing operations and service its obligations through a process of budgeting and forecasting cash flows. The Company defines capital mainly as shareholders’ deficit and long-term debt. In addition to the cash flows generated by operations, the Company relies on existing cash resources and debt and equity financings to operate its business.
As of March 31, 2017, the Company’s liquidity was substantially comprised of $336 million (December 31, 2016 - $398 million) of cash and cash equivalents and $60 million available under an undrawn revolving credit facility.
The Company incurred a loss from operations for the year ended December 31, 2016 of $1.3 billion, and had a shareholders’ deficiency of $378 million. Cash flows from operating activities were $408 million in 2016 which is expected to decline in 2017 due to a number of factors including competitive pressures associated with the Company's product portfolio. However, the Company expects to continue to generate positive cash flows from operations that will be used as a source of liquidity for its operations. The Company incurred a loss from operations for the three months ended March 31, 2017 of $79 million and had a shareholders' deficiency of $439 million. Cash flows from operating activities were $86 million in the first quarter of 2017.
Since inception, the Company has expanded significantly through acquisitions to become an international specialty pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of long-term debt. The Company’s long-term debt arrangements (refer to the "Lending Arrangements and Debt" section of this MD&A) are not currently subject to financial maintenance covenants. The Company currently has up to $60 million available under its revolving credit facility before it is subject to financial maintenance covenants. Principal payments of approximately $34 million are due in October 2017 on the maturity of the Company's equity bridge loan and a total of approximately $43 million of mandatory term loan facilities payments are due over the next twelve months through the required quarterly principal payments. No other principal payments are required through to maturity on the Company's extended bridge facility, unsecured notes and secured notes. The long term debt arrangements reach maturity during the period commencing October 21, 2021 for the term loan facilities through to April 21, 2023 for the Company's other debt arrangements: extended bridge facility (October 2022) and three senior notes (April 2022 for the Secured Notes (as defined herein), October 2022 for the October 2015 Notes (as defined herein) and April 2023 for the Covis Notes (as defined herein)).
In October 2016, the Company determined it was important to improve its liquidity position to provide more capital to support its business and to increase its cash reserves. Accordingly, the Company issued $350 million of Secured Notes on October 13, 2016. These cash resources provided the Company with additional liquidity as it manages the challenges imposed by the decline in its operating performance, interest costs associated with being highly leveraged, foreign exchange risks and business environment challenges in both the North American and international markets. Cash flows from ongoing operations, cash on hand and a portion of the proceeds from the Secured Notes offering were used to fund cash earn-out payments of approximately $206.5 million (GBP 144 million) to the vendors of Amdipharm Mercury Limited, whereby one half of the earn-out was settled in December 2016 and the other half was paid in February 2017 along with accrued interest.
Given the declining performance of the Concordia North America segment, the Company now has significantly greater reliance on the Concordia International segment’s cash flows to fund its long-term debt interest and principal payments which exposes the Company to significant currency risk. The majority of the Company’s long-term debt of approximately $3.7 billion is denominated in US dollars other than the GBP term loan, which as at March 31, 2017 had an outstanding balance of £492 million. To mitigate the risk of GBP/USD fluctuations, the Company entered into cross currency swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP which will be used to fund certain interest and principal payments denominated in USD. These cross currency swaps have terms through to 2022 and 2023 and fix certain interest and principal payments over their term.
As described in the Company's annual financial statements for the year ended December 31, 2016, the Company evaluates whether material uncertainties exist relating to the above events or conditions and has considered the following, including more recent developments during the period ended March 31, 2017:

(a)
The Company’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016, however, the Company believes it will continue to generate positive cash flow from operations, which, when combined with its estimated cash and cash equivalents, the Company believes will provide liquidity that is in excess of required interest and principal payments due on its long-term debt for at least, but not limited to, the next twelve months. During the first quarter of 2017 the Company generated cash flow from operations of $86 million (2016 - $92 million), and paid the remaining earn-out payments related to the acquisition of the Concordia International segment and the Products Acquisition (as defined herein) totaling £79 million and, as at March 31, 2017, the Company had $336 million of cash and cash equivalents. In addition, $60 million is currently available to the Company under the Company's revolving credit facility before the Company is subject to financial maintenance covenants on its long-term debt arrangements. During the next twelve months, the Company is required to make an estimated $290 million in interest repayments on its long-term debt, $77 million of principal repayments on its long-term debt (which includes a $34 million equity

Concordia Management's Discussion and Analysis	Page 20

bridge loan repayment) and $2 million of purchase consideration payments. The Company believes it will have sufficient liquidity to service its obligations over the next twelve months, with cash flows from operations expected to service a significant portion of its financing obligations with excess funded through cash on hand where required.

(b)
The Company’s business faces certain significant risks and uncertainties which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures referred to above, the Company continues to monitor the implementation of the recently enacted UK Health Service Medical Supplies (Costs) Act 2017 for impacts to its business and has certain ongoing investigations being conducted by the UK Competition and Markets Authority (CMA), the outcomes of which may impact pricing practices in its International segment, as well as impose penalties on the Company. The Company is also incurring legal costs to defend the class action proceedings which were commenced against the Company (refer to the "Contingencies" section of this MD&A). While the outcome of these legal matters are unknown at this time, Management recognizes that these matters impose certain risks and uncertainties on the Company’s operations and cash flows, which may, in turn, impact its operating budget in 2017 and beyond. The Company believes that as at March 31, 2017, these developments are not expected to result in a material uncertainty with respect to its cash requirements for at least, but not limited to, the next 12 months.

(c)
If the Company does not generate sufficient cash to service its long-term debt obligations, it may be required to refinance or restructure its long-term debt arrangements, sell assets or seek to raise additional capital, which may be at less favourable terms. The Company’s first significant long-term debt maturities are not until October 2021. Notwithstanding the above factors, the Company is highly levered at the present time, and cannot currently provide any assurance with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Company believes that based on current market conditions it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements, but that a reduction in the amount of its long-term debt may be necessary prior to October 2021. However, the Company believes that the need to refinance or restructure the Company's long-term debt at some point in the future does not constitute a material uncertainty at this time.

Sources and Uses of Cash

For the three months ended (in $000’s)	Mar 31, 2017	Mar 31, 2016
Cash from Operating Activities	86,204	91,888
Cash used in Investing Activities	(317)	(3,489)
Cash used in Financing Activities	(151,515)	(62,574)
Total	(65,628)	25,825
The Company's business continues to generate cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities. The Company intends to use cash on hand and cash flows generated from operating activities in order to make mandatory loan principal repayments and equity bridge debt repayments in the next twelve months, and to service long-term debt interest payments and other obligations as they become due, over at least the next twelve months as described in the "Lending Arrangements and Debt" section of this MD&A.
Cash used in financing activities during the three months ended March 31, 2017 is comprised of: $43,496 of contractual interest payments; $97,241 of contingent consideration payments which includes the final purchase consideration payments of £7 million in connection with the Products Acquisition and £72 million in connection with the acquisition of the Concordia International segment, and $10,778 of scheduled long-term debt principal repayments.
Cash and Capital Management
As described above, at the present time, the Company believes that cash and cash equivalents as at March 31, 2017, along with positive cash flows from operations and availability of certain amounts of its undrawn revolving credit facility, will be sufficient to meet current liquidity needs over at least the next twelve months.
As at March 31, 2017, the Company held cash and cash equivalents of $336,156. In addition, but subject to compliance with certain incurrence covenants under the Company's debt agreements, the Company currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.

Concordia Management's Discussion and Analysis	Page 21

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. Since inception, the Company has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
During the three months ended March 31, 2017 the Company used cash of $65,628 primarily as a result of purchase consideration payments made during the period of $105,876 (including operating and financing payment portions). Excluding the impact of purchase consideration payments made during the period associated with previous business acquisitions, the Company generated $40,248 of cash after making all contractual interest and certain principal repayments on its long-term debt.
In managing the Company’s capital, Management estimates future cash requirements by preparing annual financial forecasts for review and approval by the Board. The financial forecasts are reviewed and updated periodically and establish approved activities for the year and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board.
The Company is currently not subject to the financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the “Credit Agreement”). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30% of the aggregate amount of the available revolving facility. As the Company has not drawn on the revolving facility, the financial maintenance covenants under the Credit Agreement do not apply at this time. Notwithstanding the aforementioned, the Company is required to comply with customary non-financial covenants and each agreement that governs the Company’s debt contains cross default provisions in the event of non-compliance.

Concordia Management's Discussion and Analysis	Page 22

Lending Arrangements and Debt

As at (in $000’s)	Mar 31, 2017	Dec 31, 2016
Term Loan
- USD term loan	1,082,125	1,089,000
- GBP term loan	614,347	609,099
- Revolver	—	—
Bridge Facilities	134,444	134,444
9.5% Senior Notes	790,000	790,000
7% Senior Notes	735,000	735,000
9% Secured Notes	350,000	350,000
Total principal balance outstanding	3,705,916	3,707,543
As at March 31, 2017, approximately 83% of total long term debt is denominated in USD (December 31, 2016 - 84%) and 17% denominated in GBP (December 31, 2016 - 16%). After including the impact of the August Swap Agreement and November Swap Agreement, the effective amount of long term debt denominated in USD is 64% and in GBP is 36%.
During the three months ended March 31, 2017 the Company made $10,778 of principal repayments and paid $43,496 of cash interest expense.
Details of the Company's lending arrangements are further disclosed in the notes to the consolidated financial statements for the three months ended March 31, 2017.
The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on cross currency swaps and purchase consideration on an undiscounted basis:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	10,778	10,778	55,167	58,525	1,594,792	1,975,876	3,705,916
Interest on long-term debt	53,179	106,055	130,950	261,411	723,614	151,941	1,427,150
Derivative financial instruments(2)	(1,680)	—	2,471	8,169	13,188	—	22,148
Purchase consideration	818	—	1,511	1,511	5,295	8,377	17,512
Total	63,095	116,833	190,099	329,616	2,336,889	2,136,194	5,172,726

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in Note 14 (a) of the consolidated financial statements for the three months ended March 31, 2017).

(2)	Derivative financial instruments reflects the interest income, interest expense and notional amounts payable to and receivable from the counterparty under the applicable swap agreements.
As at March 31, 2017, approximately 53% of the Company’s debt had a maturity date beyond 5 years which includes an estimate of the minimum required annual excess cash flow sweep.
The six months to one year classification of long term debt includes $33,611 related to the two year equity bridge loan due in the fourth quarter of 2017 and therefore presented as a current liability.
Included within derivative financial instruments is the interest obligation offset with interest income and the settlement of the principal amounts on the August Swap Agreement and November Swap Agreement.

Concordia Management's Discussion and Analysis	Page 23

Contractual Obligations and Purchase Consideration
Contractual Obligations
The Company enters into contractual obligations in the normal course of business. There have been no significant changes to the specified contractual obligations during the first quarter of 2017. Details of the contractual obligations are further disclosed in the notes to the consolidated financial statements for the three months ended March 31, 2017.

During the three months ended March 31, 2017, the Company did not engage in any off-balance sheet financing transactions.

Concordia Management's Discussion and Analysis	Page 24

Related Party Transactions
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to a firm affiliated with a director of the Company in the amount of $nil during the three months ended March 31, 2017 (2016 - $30). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.
Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the acquisition of the Concordia International segment, these employees received a portion of the consideration paid by the Company to the vendors of the Concordia International segment (including the earn-out consideration paid in December 2016 and February 2017, respectively).
Compensation for directors and key management, consisting of salaries, bonuses, other benefits, severance and director fees for the three months ended March 31, 2017 amounted to $1,315 (2016 - $1,240). Share based compensation expense recorded for key management and directors, for the three months ended March 31, 2017 amounted to $1,883 (2016 - $3,337).

Concordia Management's Discussion and Analysis	Page 25

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

For the three months ended (in $000’s)	Mar 31, 2017	Mar 31, 2016
Gross profit per financial statements	115,415	159,852
Add back: Fair value adjustment to acquired inventory	311	18,643
Adjusted Gross profit	115,726	178,495
EBITDA
EBITDA is defined as net income adjusted for interest and accretion expense, interest income, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 26

For the three months ended (in $000’s)	Mar 31, 2017	Mar 31, 2016
Net loss from continuing operations	(78,824)	(4,801)

Interest and accretion expense	92,291	68,341
Interest income	(18,479)	—
Income taxes	4,739	(1,613)
Depreciation	488	430
Amortization of intangible assets	56,717	46,595
EBITDA	56,932	108,952
Fair value adjustment to acquired inventory	311	18,643
Acquisition related, restructuring and other	5,216	3,548
Share-based compensation	2,952	8,357
Fair value changes of purchase consideration and derivatives	27,506	8,325
Foreign exchange loss (gain)	990	(1,391)
Unrealized foreign exchange gain	(9,665)	(5,586)
Adjusted EBITDA	84,242	140,848

Concordia Management's Discussion and Analysis	Page 27

Adjusted Net Income and Adjusted EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

In $000’s, except per share amounts	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015

Weighted average number of fully diluted shares	52,690,190	51,623,190	51,862,590	52,081,161	51,762,381	49,752,148	35,248,353	33,950,472
Net income (loss), continuing operations	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)	(31,455)	1,496	(3,252)
Adjustments
Fair value adjustment to acquired inventory	311	394	1,506	869	18,643	33,932	—	—
Share-based compensation	2,952	3,438	10,069	8,889	8,357	5,917	5,264	4,120
Exchange listing costs	—	—	—	—	—	151	326	574
Acquisition, restructuring and other	5,216	20,309	4,251	7,860	3,548	37,560	6,691	10,102
Depreciation	488	512	528	469	430	372	33	30
Amortization of intangible assets	56,717	41,148	42,715	52,361	46,595	41,630	14,260	14,885
Impairments	—	562,105	3,062	567,076	—	—	—	—
Foreign exchange losses (gains)	(8,675)	84,075	55,666	(7,816)	(6,977)	(6,233)	5,445	7,802
Fair value changes of purchase consideration and derivatives	27,506	(20,599)	(323)	6,288	8,325	(1,343)	287	984
Interest accretion	7,461	7,453	7,348	7,692	7,571	9,802	16,251	2,541
Legal settlement and related legal cost (2)	—	783	—	13,463	—	—	—	—
Tax adjustments (1)	(1,484)	(29,125)	(14,047)	(15,052)	(11,595)	(28,877)	(1,885)	(39)
Adjusted net income, continuing operations	11,668	6,732	35,628	71,715	70,096	61,456	48,168	37,747
Adjusted EPS diluted, continuing operations	0.22	0.13	0.69	1.38	1.35	1.24	1.37	1.11
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(2) Represents legal settlements of $13.2 million discussed in the "Litigation and Arbitration" section of this MD&A and $1.0 million of related legal representation costs.

Concordia Management's Discussion and Analysis	Page 28

Critical Accounting Estimates
The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors.
A detailed description of the Company’s critical accounting estimates is provided in Note 4 of the consolidated financial statements for the year ended December 31, 2016 and in the "Critical Accounting Estimates" section of the 2016 Annual MD&A.
Change in estimate
During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the asset's future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.
This change in estimate resulted in an increase in amortisation expense of approximately $18.8 million for the period ended March 31, 2017.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the three months ended March 31, 2017 describes information relating to current and future significant accounting policies applicable to the Company.

Concordia Management's Discussion and Analysis	Page 29

Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired from Covis Pharma S.à R.L on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the three months ended March 31, 2017 the royalty expense was $408.
Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, securities, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.
The Company, and certain of its former and current executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response.

The Company and certain of its former and current executive officers are also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. The Company has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.

The Company and certain of its former and current executive officers and certain members of the Board of Directors of the Company are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

In all of the above class actions, the Company has retained counsel and intends to vigorously defend itself.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Company intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

Concordia Management's Discussion and Analysis	Page 30

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the acquisition of a portfolio of products from Covis Pharma, S.a.R.L. and Covis Injectables, S.a.R.L. and $26 million in connection with the acquisition of the Concordia International segment, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. The Company continues to pursue this lawsuit vigorously. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and we believe has distinct legal rights to be actively marketed. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. The motion is still pending.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. See the "Liquidity and Capital Resources" section of this MD&A for additional information on the potential impact of the Act on the Company. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.

Concordia Management's Discussion and Analysis	Page 31

Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at March 31, 2017 and May 9, 2017, the Company had 51,089,782 common shares issued and outstanding. As at March 31, 2017 and May 9, 2017, there were 1,894,685 stock options outstanding that entitle the holders thereof to purchase one common share of the Company per stock option held.
As at March 31, 2017 and May 9, 2017, the Company had 2,662,133 unvested RSUs outstanding. Each RSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.
As at March 31, 2017 and May 9, 2017, the Company had 23,089 unvested DSUs outstanding. Each DSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.
The Board has approved a grant of 33,000 RSUs to the new Chief Financial Officer of the Company, which are to be granted on May 15, 2017 (being the effective date of employment).

Concordia Management's Discussion and Analysis	Page 32

Control Environment
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting and disclosure controls and procedures as defined in the 2016 Annual MD&A.
Based on their evaluation as at March 31, 2017, Management concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2017, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result, Management's conclusion on the effectiveness of the Company's internal control over financial reporting and its disclosure controls and procedures that were operating effectively as at December 31, 2016 has not changed.

Management will continue to periodically evaluate the Company’s disclosure controls and procedures and internal control over financial reporting, and will make any modifications from time to time as deemed necessary. Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Concordia Management's Discussion and Analysis	Page 33